FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 7, 2007

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Third Quarter 2007 Results

Buenos Aires, November 6, 2007 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announces the results for the third quarter ended September 30, 2007.

- Net income for 2007 third quarter was P$84 million. This result is attributable to the 75.82% interest in Petrobras Energía S.A. (Petrobras Energía Participaciones S.A.’s only asset) whose net income for 2007 quarter was P$105 million. Petrobras Energía Participaciones S.A.’s net income for 2006 quarter was P$187 million.

Income Statement

Net Sales

Gross Profit

Operating Income

Equity in Earnings of Affiliates

Without proportional consolidation, Equity in Earnings of Affiliates is broken down as follows:

Financial Income (Expense) and Holding Gains (Losses)

Balance Sheet

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Cash Flow Statement

The following breakdown excludes proportional consolidation (CIESA/TGS – Distrilec/Edesur):

Amendment to Ecuador’s Hydrocarbons Law

In April 2006, the Ecuadorian State approved an Amendment to the Hydrocarbons Law (Law No.42/2006) which recognizes in favor of the Ecuadorian State a minimum 50% share in extraordinary revenues from increases in the sales price of Ecuadorian crude oil (average monthly effective FOB sales price) with respect to the average monthly sales price for this crude oil as of the date of execution of the relevant agreements, stated in constant values for the month of settlement. In July 2006 the respective regulations thereunder were issued, and EcuadorTLC S.A. and Petroecuador had differences as to their interpretation. In order to put an end to this uncertainty and at EcuadorTLC S.A.’s request, Petroecuador requested the Attorney General (“Procurador General del Estado”) to issue a decision in that respect. On October 12, 2006 EcuadorTLC S.A. took notice of the Opinion issued by the Attorney General whereby revenues for contractors whose agreements provided the State’s share in extraordinary revenues from increases in crude oil price were exempted from the effects of the new Law. Nevertheless, in January 2007 Petroecuador submitted to EcuadorTLC S.A. a new settlement under the beforementioned Law in favor of the State in the amount of US$26 million from April to December 2006, including a charge of the amount the State already receives on account of the increase in the price provided for in the operating agreement of the Palo Azul field (settlement including charge). EcuadorTLC S.A. paid in full the new settlement made by Petroecuador and as from January 2007 it resolved to make such payments as required by Petroecuador.

Subsequently, in July 2007, and without taking into account the Attorney General’s opinion or the settlements made for the year 2006 and January 2007, Petroecuador notified EcuadorTLC S.A. a new settlement for the amounts paid for the Palo Azul field from January to June 2007 under Law No.42/2006, this time without including any charge, demanding an additional payment of US$16 million. On July 27, 2007, EcuadorTLC S.A. requested Petroecuador’s President to reconsider the criterion used for the above mentioned new settlement and to apply the Attorney General´s criterion and the calculation method including charge used by Petroecuador in January and February 2007. On October 2, 2007, the Ministry of Mines and Oil notified EcuadorTLC S.A. that it had informed Petroecuador that the only binding criterion is the Attorney General’s criterion notified to EcuadorTLC S.A. in October 2006 and consequently it must perform the settlement under Law No.42/2006 making reference to the instructions given by Petroecuador’s President in January 2007 under which Petroecuador made the settlements for the year 2006 including charge.

On October 19, 2007, the National Hydrocarbons Board notified EcuadorTLC S.A. a preliminary new settlement without charge for the April 25 - December 31, 2006 period, plus interest, implying an incremental charge of US$30.5 million. On October 22, 2007, EcuadorTLC S.A. notified the NHB its disagreement with this second new settlement since the same does no take into account the Attorney General´s opinion, the charging criterion provided by the Ministry of Mines and Oil in a letter dated October 2, 2007 addressed to EcuadorTLC S.A. and the calculation method including charge used by Petroecuador´s President.

In addition, on October 18, 2007, the Constitutional President of the Republic issued an Amendment to the Regulations for the Application of Law 42/2006, amendatory to the Hydrocarbons Law, under which as from October 18, 2007 the State’s share in extraordinary revenues from crude oil price increases was increased to 99% while the oil companies’ share was reduced to 1%.

The changes sought to be imposed by this amendment would materially modify the conditions set forth between the parties at the time of execution of the respective participation agreements, adversely affecting the result of ongoing projects in Ecuador and with a possible negative impact on the evaluation of the recoverability of the investments made and consequently on the Company’s results. The Company’s management is analyzing the effects resulting therefrom and the possible actions to be taken. No effect derived from this situation is recognized in these financial statements.

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

- In 2007 quarter net sales decreased 10.5% to P$1,129 million mainly due to a reduction in crude oil sales volumes, partially offset by increased oil average prices.

In 2007 quarter, sales volumes decreased 14.2% to 116.1 thousand barrels of oil equivalent per day. This reduction is basically attributable to higher oil sales volumes in 2006 quarter in line with reduced stock levels during that quarter and, to a lesser extent, the 6.9% drop in production volumes. This drop is mainly in line with the reduced oil production in Argentina and, to a lesser extent, in Ecuador. The lower oil production in Argentina is mainly attributable to the natural decline of mature fields and, to a lesser extent, the sale of Tupungato and Atamisqui oil fields, effected in October 2006 (which fields contributed a daily production of 1.6 thousand barrels of oil in 2006 quarter). This was partially offset by the addition of production from Santa Cruz 1 Oeste Field at the Austral Basin in October 2006.

Crude oil sales decreased 11% to P$999 million from P$1,122 million, mainly as a consequence of a 22.9% reduction in sales volumes, basically in Argentina, partially offset by a 15.6% rise in average prices, in line with international reference prices.

Gas sales decreased 9% to P$122 million from P$134 million, primarily as a consequence of an 8.8% reduction in average prices. In Bolivia, gas prices fell 18.8% due to the new terms and conditions of the operating agreement. In Argentina, gas sales prices rose 13.5% mainly due the implementation of scheduled price increases and the renegotiation of agreements with industrial clients in the domestic market and the passing through of higher taxes on exports to sales prices in the foreign market. Gas sales volumes during 2007 quarter remained in line with 2006 quarter volumes, with a 7.6% increase in Argentina due to the increased gas production as a consequence of the start up of production in El Mangrullo field. This effect was partially offset by a 52.2% decline in Bolivia, due to the new terms and conditions of the operating agreement.

- Gross profit decreased 29.6% to P$530 million in 2007 quarter. Margin on sales dropped to 46.9% in 2007 quarter from 59.7% in 2006 quarter. The lifting cost rose 23.6% to P$16.2 per barrel of oil equivalent, primarily due to the increase in fees for oil services and labor costs of operations in Argentina, within the framework of general price increases. In addition, increased pulling and workover activities required to support production at mature fields and the greater incidence of depreciations and fixed costs derived from reduced production levels had a negative impact in Argentina.

Mixed Companies in Venezuela

The new operating conditions prevailing as from conversion of operating agreements had an adverse impact on the value of assets in Venezuela. As of December 31, 2006 and 2005 the Company recognized impairment charges of P$186 million and P$424 million, respectively, to adjust the value of investments to their estimated recoverable value. As of September 30, 2007 the book value of direct and indirect interest in mixed companies is P$2,600 million.

The recoverability of these investments is highly sensitive to crude oil price volatility, changes in economic, social and regulatory aspects in Venezuela and particularly the business plans outcome. Along these lines, as of the date of these financial statements, the scopes of such companies’ business plans are under a new evaluation. Reductions in crude oil prices, fluctuations in the economy and measures adopted by the Venezuelan government and/or a more narrowed approach for the development of such companies’ reserves, could adversely affect the evaluation of the recoverability of mixed companies and consequently the Company’s results.

Mixed companies do not issue quarterly financial statements. Therefore, the Company recorded the results of mixed companies for the nine-month period ended September 30, 2007 on the basis of the best information available which was furnished by the managements of such companies.

Entries made on the basis of the facts and circumstances described above may differ from the entries to be made once those facts and circumstances have been defined.

During 2007 third quarter, cash dividends in the amount of P$149 million were received from Petroritupano S.A. and Petrowayu S.A.

Refining and Distribution

- Operating income for the Refining and Distribution segment totaled P$40 million and P$168 million losses in 2007 and 2006 quarters, respectively.

- Gross profit totaled P$62 million in 2007 quarter compared to a P$77 million loss in 2006 quarter, with a positive gross margin of 3.9% in 2007 quarter and a negative gross margin of 6.8% in 2006 quarter. The improvement in 2007 quarter derives from the combined effect of increased sales volumes and a recovery of margins on sales derived from improved sales prices.

- Net sales for refined products rose 39.6% to P$1,577 million in 2007 quarter, basically due to: a 20% improvement in sales prices attributable to increased international and domestic prices, and a 18% rise in sales volumes.

Crude oil volumes processed during 2007 quarter increased 49.8% to 77.7 thousand barrels per day as a consequence of the plant shutdown for revamping of San Lorenzo Refinery in 2006 quarter, which allowed to increase the plant total capacity by approximately 18%.

Total diesel oil sales volumes rose 13.6% due to an increased demand in the domestic market in line with the country’s improved economic activity.

Paraffins and asphalts and heavy distillates sales volumes rose 245% and 22%, respectively, due to the impact of the shutdown in 2006 quarter. Higher heavy distillates volumes, especially fuel oil, were sold in the domestic market due to an increased demand from industrial clients and electricity generation companies on account of the restrictions on gas supply.

Petrochemicals

- Net sales rose 16.9% to P$759 million in 2007 quarter, mainly due to improved sales prices, partly offset by reduced sales volumes.

Total styrenics sales in Argentina and Brazil, net of eliminations, increased 17.3% to P$585 million in 2007 quarter, primarily due to a 12.9% improvement in sales prices as a consequence of higher international reference prices and, to a lesser extent, a 3.9% rise in sales volumes. This improvement in volumes is basically attributable to the increase in volumes sold by Innova in Brazil, offset by a drop in styrenics sales volumes in Argentina.

Styrenics sales in Argentina decreased 4.1% to P$279 million, mainly due to a 17.4% drop in sales volumes, partially offset by a 16.4% improvement in average sales prices. The reduction in sales volumes is attributable to a 66% drop in ethylbenzene volumes, partially offset by a 47.1% rise in styrene volumes. During 2006 quarter, as a consequence of the styrene plant shutdown, ethylbenzene surplus was directed to the Innova styrene plant to be transformed in Styrene and then exported to Argentina in order to meet the product unavailability.

Styrenics sales in Brazil increased 6.9% to P$362 million in 2007 quarter, mainly due to a 15% improvement in prices in line with the increase in international reference prices, partially offset by a 7.1% decline in sales volumes mainly as a consequence of reduced styrene exports to Argentina due to the facts mentioned above.

Fertilizers sales rose 16% to P$174 million in 2007 quarter, mainly due to a 37.3% increase in sales prices in line with the rise in international prices as a result of the growing world demand for those products, partially offset by a 15.5% decline in sales volumes. The reduction in sales volumes derives from a production drop as a consequence of lower availability of inputs, mainly ammonia, as a result of the restrictions on gas supply and, to a lesser extent, the plant shutdown for scheduled maintenance works.

Hydrocarbon Marketing and Transportation

Excluding the effects of the proportional consolidation of CIESA, operating income is broken down as follows:

- Sales revenues dropped by 9% to P$192 million in 2007 quarter, mainly due to reduced liquid fuel sales.

Sales revenues from gas produced by the Company and imported gas decreased 4.9% to P$98 million in 2007 quarter, mainly due to the fact that the 2006 quarter includes gas imports from Bolivia (P$18 million) which, as a result of changes in the implementation of these operations, are shown under gas and LPG brokerage services in 2007 quarter.

Excluding gas import operations, sales revenues from gas produced by the Company increased 15.3% to P$98 million in 2007 quarter, basically as a result of higher sales volumes. Sales volumes rose 9.6% to 281.5 million cubic feet per day in 2007 quarter, mainly due to the increase in the Company’s own production at the Neuquén basin. In addition, sales prices improved 3.8% due to higher export prices attributable to contract renegotiation and improved domestic prices derived from the implementation of scheduled price increases.

Liquid fuels sales revenues dropped by 23% to P$63 million in 2007 quarter, mainly due to a 29.3% decline in sales volumes, partially offset by a 7.6% rise in sales prices in line with international reference prices. Sales volumes decreased to 49 thousand tons in 2007 quarter as a result of reduced gas volumes processed attributable to lower gas availability derived from increased demand from residential users due to the prevailing low temperatures.

Sales revenues from gas and LPG brokerage services totaled P$31 million and P$26 million in 2007 and 2006 quarters, respectively.

Electricity

Excluding the effects of the proportional consolidation of Distrilec, operating income is broken down as follows:

- Net sales of electricity generation increased 12.3% to P$155 million in 2007 quarter, mainly due to a 33% improvement in energy average sales prices, partially offset by a 14.9% reduction in sales volumes. The increase in sales prices is mainly attributable to the higher electricity demand which resulted in energy deliveries by less efficient power plants and contract renewal at higher prices.

Net sales attributable to Genelba Power Plant increased 31.7% to P$137 million in 2007 quarter, primarily due to improved sales prices and, to a lesser extent, higher sales volumes. The average sales price increased 25.5% to P$94.9 per MWh in 2007 quarter. Energy delivered rose 6.3% to 1,444 GWh in 2007 quarter, basically due to the increase in demand.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex decreased 47.1% to P$18 million in 2007 quarter due to the effect of lower sales volumes, partially offset by improved sales prices. In 2007 quarter, energy delivered declined 68.3% to 171 GWh, primarily due to reduced water flows at the Comahue Basin. Average prices rose 68.2% to P$105.3 per MWh in 2007 quarter.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 07/11/2007

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney